Exhibit 99.3
Notice to ASX/LSE
Rio Tinto

Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

4 June 2019

Rio Tinto notifies the London Stock Exchange (LSE) of PDMR/KMP interests in securities of Rio Tinto plc, in compliance with the EU Market Abuse Regulation. As part of its dual listed company structure, Rio Tinto voluntarily notifies the Australian Securities Exchange (ASX) of material dealings in Rio Tinto plc shares by PDMR/KMP and both the ASX and the LSE of material dealings by PDMR/KMP in Rio Tinto Limited securities.

Performance Share Plan 2013 ("PSP")

The PSP is a performance based share plan which provides participants with the conditional right (known as a Performance Share Award or PSA) to receive Rio Tinto plc or Rio Tinto Limited shares, subject to performance conditions being met, under the terms of the Rio Tinto plc PSP and Rio Tinto Limited PSP respectively.

The 2014 PSA award which vested in 2019 is subject to two performance conditions. Two thirds of the award is subject to Total Shareholder Return (TSR) performance and the remaining third to an earnings based measure of Relative EBIT Margin. The TSR part of the award vested on 28 February 2019 and the remaining third of the 2014 PSA award vested on 31 May 2019.

On 31 May 2019, the following PDMRs received their vested PSA award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. The balance that did not vest due to the application of performance conditions has now lapsed.

Security	Name of PDMR / KMP	Conditional Award Granted in 2014	Award subject to EBIT performance adjustment	No. of Shares Vested*	No. of Shares Sold	Price per Share	No. of Shares Retained
Rio Tinto plc shares	Barrios, Alfredo	43,568	14,522	5,088	2,801	45.103312 GBP	2,287
Rio Tinto plc shares	Jacques, Jean-Sébastien	70,057	23,352	8,264	4,011	45.103312 GBP	4,253
Rio Tinto Limited shares	Salisbury, Christopher	7,994	2,664	912	433	100.43 AUD	479
Rio Tinto Limited shares	Trott, Simon	5,135	1,711	585	N/A	N/A	585

On 3 June 2019, the following PDMRs received their vested PSA award in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions. The balance that did not vest due to the application of performance conditions has now lapsed.

Security	Name of PDMR / KMP	Conditional Award Granted in 2014	Award subject to EBIT performance adjustment	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	7,765	2,588	915	261	45.375 GBP	654
Rio Tinto Limited shares	Soirat, Arnaud	16,326	5,441	1,864	900	98.7 AUD	964

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the PSP rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 2.2. Inside information disclosed under article 19 of the Market Abuse Regulation

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404